UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2022
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results
On February 24, 2022, Nomad Foods Limited (the “Company”) issued a press release announcing its financial results for the three and twelve month periods ended December 31, 2021. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.
The audit of the financial information included in this Report on Form 6-K has not been completed. As a result, such financial information is preliminary, constitutes forward-looking statements and is subject to adjustment based on completion of the audit process. The Company expects to file its audited financial results in early March.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer

Dated: February 24, 2022

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on February 24, 2022 relating to the Company’s financial results for the three and twelve month periods ended December 31, 2021.